Exhibit 99.1
Press release
Ad hoc announcement pursuant to Art. 53 LR

SHL announces half-year results 2024

Tel Aviv / Zurich / New York, 26 September 2024 – SHL Telemedicine Ltd. (NASDAQ: SHLT; SIX Swiss Exchange: SHLTN) (“SHL” or the “Company”), a leading provider and developer of advanced personal telemedicine solutions, today announced its financial results for the first half of 2024.

During this period, Ido Neuberger and Nir Rotenberg joined as board members, and recently Dr. Itamar Offer was appointed as new chairman and Mr. David Arnon as new CEO. The appointed leadership brings extensive experience in building effective strategies, strengthening management capabilities, and leading sales and marketing efforts across diverse healthcare sectors.

From a financial perspective, adjusted EBITDA in Israel increased by 4%, while significantly reducing operational losses in Germany by USD 1m. Additionally, SHL expanded its investments in direct-to-consumer (D2C) operations in the US by USD 0.7m.

H1 2024 Financial Highlights:

*All comparable figures from previous periods are in constant currency1.
•	Total revenues were USD 27.9m, a slight decrease of 2% from USD 28.4m in 1HY2023.
•	Revenues from the company’s operation in Israel were at the same level compared to 1HY2023, with revenues standing at USD 20.9m.
•	Revenues from the company’s operation in Germany amounted to USD 6.6m, slightly down from USD 6.8m in 1HY2023.
•	The adjusted EBITDA[2] was USD 0.5m, slight increase from USD 0.3m in 1HY2023, mainly due to operational improvement.

1Constant currency – to enable meaningful comparison between HY2024 and HY2023 results, HY2023 results are also presented at HY2024 exchange rates which are calculated as annual average based on the average monthly exchange rates of each of the USD and the EUR versus the NIS, as published by the Bank of Israel. The management believes that this presentation enables a more meaningful comparison between the periods due to the significant fluctuations in NIS/USD/EUR exchange rates during the period.
2 Please see the EBITDA, Adjusted EBITDA and Adjusted EBIT Table below, and Reconciliation Table of Adjusted EBITDA and Adjusted EBIT to net profit each presented below as required by the rules of the U.S. Securities and Exchange Commission with respect to non-GAAP financial measures.

•
Financial income, net was USD 0.5m compared to USD 3.0m in the first half of 2023, the decrease is mainly due to the income of USD 1.8m from investors options evaluation (Non- cash item) which was recognized in the first half of 2023 , and to the exchange rate differences between the US dollar and the New Israeli Shekel.

•	Net loss was USD 3.9m, compared to a net loss of USD 2.2m in 1HY2023, mainly due to the decrease in financial income.
•	Cash on hand and short-term cash investments were USD 20.3m as of June 30, 2024. (USD 26.2m as of December 31, 2023).

David Arnon, CEO of SHL, commented:” The new leadership team has been successfully embarked and set the stage for the next strategic steps. The focus remains on identifying growth drivers in all territories, by expanding our service offerings and enhancing our solutions platform, and exploring cost reductions in our overall activities. In Germany, we continue to manage our cost expenses effectively, while in the US, we are exploring direct-to-consumer opportunities. I’m particularly pleased with the preliminary results from our randomized study at the Mayo Clinic, which indicate a positive trend toward reducing emergency room visits and re-hospitalizations for patients using SHL devices.”

Conference Call at 10.00 am CET
The Company will host a conference call for investors, journalists and analysts to discuss the Half-Year 2024 results today at 10.00 am CET. The conference call will be hosted by David Arnon, CEO, and Amir Hai, CFO, and will be held in English.

Dial-in numbers:
From Europe: +41 (0)58 310 50 00
From UK: +44 (0) 207 107 06 13
From USA: +1 (1) 631 570 56 13
From Israel: +972 3763 1173

The presentation is available on: www.shl-telemedicine.com/reports
The Half-Year Report 2024 is available on: www.shl-telemedicine.com/reports
SEC submission of the Half-Year Report and presentation is available on:
https://www.shl-telemedicine.com/sec-filing/

About SHL Telemedicine
SHL Telemedicine is engaged in developing and marketing personal telemedicine systems and the provision of medical call center services, with a focus on cardiovascular and related diseases, to end users and to the healthcare community. SHL Telemedicine offers its services and personal telemedicine devices to subscribers utilizing telephonic and Internet communication technology. SHL is listed on the SIX Swiss Exchange (SHLTN, ISIN: IL0010855885, Security No.: 1128957) and on the Nasdaq Stock Exchange (SHLT, ISIN: US78423T2006, CUSIP: 78423T200). For more information, please visit our web site at www.shl-telemedicine.com.

Financial calendar
5 December 2024, Annual General Meeting. Tel Aviv, Israel

Financial information:
For a comprehensive understanding of the Company’s financial reports and related management’s discussion and analysis for applicable periods, please visit the Company’s profile at https://www.sec.gov/edgar or the Company’s full report on its site: www.shl-telemedicine.com/reports

For further information please contact:
Fabienne Farner, IRF, Phone : +41 43 244 81 42, farner@irf-reputation.ch

Key Figures for HY2024

Key figures (as reported):

in USD million (except per share amounts)	HY2024	HY2023	% change
Revenues for the period	27.9	29.0	(4)
Revenues
Revenues
• Germany	6.6	6.8	(4)
• Israel	20.9	21.6	(3)
• Rest of the World	0.4	0.6	(32)
EBIT	(3.9)	(4.4)
EBITDA*	(0.2)	(0.9)
Net profit (loss)	(3.9)	(2.1)
EPS (Basic loss)	(0.24)	(0.14)
Operating cash flow	(0.3)	(3.3)

* EBITDA: operating profit excluding depreciation and amortization expenses of USD 3.7m, and USD 3.5m in the comparable period

Adjusted key figures (in constant currency):
In the table below, HY2023 results have been presented at HY2024 exchange rates. Management believes that this presentation enables a more meaningful comparison between the periods due to the significant fluctuations in NIS/USD/EUR exchange rates during the period.

In USD million	HY2024	HY2023	% change
Revenues	27.9	28.4	(2)
Revenues
• Germany	6.6	6.8	(4)
• Israel	20.9	21.0	-
• Rest of the World	0.4	0.6	(32)
Adjusted EBIT**	(3.2)	(3.2)
Adjusted EBITDA ***	0.5	0.3

**Adjusted EBIT: Please see the EBITDA, Adjusted EBITDA and Adjusted EBIT Table below.
***Adjusted EBITDA: Please see the EBITDA, Adjusted EBITDA and Adjusted EBIT Table below.

EBITDA, Adjusted EBITDA and Adjusted EBIT Tables (HY2023 results are presented in HY2024 exchange rates)

EBITDA:
in USD Thousand	HY2024	HY2023
Operating loss	(3.9)	(4.4)
Plus:
Depreciation and amortization expenses	3.7	3.4

EBITDA	(0.2)	(1.0)

	HY2024	HY2023
Operating loss – EBIT	(3.9)	(4.4)
Plus:
Cost of share-based payments	0.3	0.8
Non-recurring expenses	0.4	0.5
Adjusted EBIT	(3.2)	(3.1)

	HY2024	HY2023
EBITDA	(0.2)	(1.0)
Plus:
Cost of share based payments	0.3	0.8
Non-recurring expenses	0.4	0.5
Adjusted EBITDA	0.5	0.3

Reconciliation of Adjusted EBITDA and Adjusted EBIT to net profit as required by the rules of the U.S. Securities and Exchange Commission with respect to non-GAAP financial measures (HY2023 results are presented also in HY2024 exchange rates)

	HY2024	HY2023	HY2023(CC)
Net profit (loss)	(3.9)	(2.1)	(2.2)
Financial income, net	(0.5)	(3.0)	(3.0)
Tax expenses	0.5	0.7	0.7
Depreciation and amortization expenses	3.7	3.5	3.5

EBITDA	(0.2)	(0.9)	(1.0)

Cost of share-based payment	0.3	0.8	0.8
Non- recurring expenses	0.4	0.5	0.5

Adjusted EBITDA	0.5	0.4	0.3

The Company believes Adjusted EBITDA and Adjusted EBIT provide useful information regarding the Company’s financial and operating performance. Adjusted EBITDA and Adjusted EBIT are not U.S. GAAP measures. You should not construe Adjusted EBITDA and Adjusted EBIT as alternatives to operating profit or cash flows from operating activities determined in accordance with U.S. GAAP or as a measure of liquidity. Adjusted EBITDA and Adjusted EBIT are not defined in the same manner by all companies and may not be comparable to other similarly titled measures of other companies.

Forward Looking Statements:
This announcement contains “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, are forward-looking statements, including the Company’s anticipation with respect to changes in its results of operations from prior periods. Readers are cautioned that forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from historical results or any future results expressed or implied by forward-looking statements.  Factors that can cause actual results to differ from expectations and those contained in forward-looking statements include those risks described in Item 3.D. “Key Information—Risk Factors” contained in the Company’s Annual Report on Form 20-F filed with the U.S. Securities Exchange Commission (the “SEC”) on March 28, 2024, as amended by the Annual Report on Form 20-F/A filed with the SEC on July 24, 2024, and in its subsequent filings and submissions with the SEC, including, but not limited to, the Company’s ability to operate and comply with the complex and evolving regulations in the highly regulated healthcare industry; the continued development, consumer acceptance and market adoption of the Company’s products and services in the relatively new, unproven and volatile and rapidly changing telehealth market; the Company’s ability to develop and introduce new products and solutions and enhancements to existing ones; the significant and increasing levels of competition in the telemedicine market; the Company’s ability to continue to attract and retain key employees and personal in the highly competitive healthcare industry;  the loss or breach of the Company’s proprietary rights and data security and privacy risks; political, judicial, legal, economic and military conditions in Israel and the surrounding region; global economic and financial market conditions and the Company’s ability to adapt to and comply with the different business and market factors, conditions, requirements and laws and regulations in the various countries in which the Company operates internationally; currency fluctuations; labor disputes; the Company’s ability to manage growth and integrate acquired businesses and expanding operations; the Company’s dependence on key suppliers and sub-contractors and other third parties; and other matters and risks not yet known to the Company or not currently considered material by it. You should not place undue reliance on these forward-looking statements.  All written and oral forward-looking statements, attributable to the Company, or persons acting on its behalf, are qualified in their entirety by these cautionary statements.  Unless required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements.